ARC Document Solutions, Inc.	Tel (925) 949-5100
1981 N. Broadway, Suite 385	Fax (925) 949-5102
Walnut Creek, CA 94596	http://www.e-arc.com

October 24, 2016
BY ELECTRONIC TRANSMISSION
Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	ARC Document Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016 Form 10-Q for Quarterly Period Ended June 30, 2016 Filed August 4, 2016 File No. 001-32407

Ladies and Gentlemen:
With reference to the letter dated October 12, 2016 setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 of ARC Document Solutions, Inc. (the “Company”), please find our responses to the Staff’s comments set forth below. For the Staff’s convenience, we have copied each of the comments in the letter immediately preceding our response thereto.
Form 10-Q for the Quarterly Period Ending June 30, 2016
Staff Comment #1 (Management’s Discussion and Analysis, page 20)

We note that you revised your forecast of future earnings in response to various events occurring during the quarter ended June 30, 2016; events that caused “underperformance against plan of (your) reporting units”. Identify for us and disclose, as required by Item 303(a)(i) and (ii) of Regulation S-K, the events and factors whose expected continuing impact caused you to revise your future earnings forecasts downward.
Response to Comment #1
In response to Staff comment #1, we advise the Staff that the underperformance against plan of our reporting units was driven by an 8.5 percent decline in net sales for the second quarter of 2016 compared to the trends of moderately increasing net sales we saw in 2014 and 2015 and flat sales in the first quarter of 2016. The first quarter 2016 results were in line with our forecast and supported our full year 2016 forecasted results.
For the years ended December 31, 2014 and 2015, we experienced year-over-year net sales increases of 4.1% and 1.2%, respectively. Year-over-year net sales in the first quarter of 2016 were essentially flat. During these periods, net sales were driven by increases in our specialized color printing services, managed print services (MPS), and technology services. The increases, which were reflected in our forecasts, outpaced the overall downward trend in our industry for printed construction documents. Advancements in digital document management and distribution technology and the adoption of such technology by our customers have dramatically reduced traditional print-based document reproduction and management. We have been actively monitoring the impact that these technology advancements have been having on demand for our traditional print-related services for the past several years, and how such advancements affect our forecasted net sales. During the second quarter of 2016, we witnessed a larger-than-anticipated drop in net sales of our print-related services. We attribute the severity of the sales decline in the second quarter to: (1) an acceleration in the adoption of new technology replacing printed documents in our industry, (2) the lack of new national customer acquisitions, which were expected based on historical customer acquisition rates, and (3) lower than expected growth derived from our cloud-based digital document management solutions.
In the third quarter of 2016, we saw a year-over-year decline in sales that were in line with our updated forecasted results. Nonetheless, the rate of decline has moderated from the second quarter results, which we attribute to steps we have taken to reconfigure our sales force and operations in local markets in order to mitigate the declines in print volumes. We see no evidence that the trend to replace traditional print-based document reproduction and management with digital document solutions is temporary, and we believe that such declines will continue to impact the Company’s net sales in the foreseeable future.
In summary, due to the significant and unexpected sales declines experienced in the second quarter of 2016 and the likelihood of long-term changes in sales trends, as noted above, we believed that as of June 30, 2016, there were indicators that goodwill may be impaired. As a result, we updated our forecast giving consideration to the factors noted above, tested goodwill for impairment as of June 30, 2016, recorded the impairments necessary, and revised our earnings guidance provided to investors downward in our second quarter earnings release.
In response to the Staff’s comment, we will add the following disclosure to the Goodwill Impairment section of Critical Accounting Policies in ARC’s Management’s Discussion and Analysis in our future filings in order to provide additional insight into the events and factors that led to the revision of our forecasted results of operations in the second quarter of 2016:
“The revision of our forecasted future earnings was driven by: (1) a larger than expected decline in our print-related sales which began during the second quarter of 2016 due to an acceleration in the adoption of new technology replacing printed documents in our industry, (2) the lack of new national customer acquisitions, which had been expected based on historical customer acquisition rates, and (3) lower than expected growth derived from our cloud-based digital document management solutions. Based on currently available information, we do not believe that the trend we have identified to replace traditional print-based document reproduction and management with digital document solutions is temporary, and we anticipate that such declines will continue to impact the Company’s net sales in the foreseeable future.”
This disclosure will appear in the Company’s quarterly report filed on Form 10-Q for the three and nine months ended September 30, 2016.
Staff Comment #2 (Management’s Discussion and Analysis, page 20)
Explain for us also how downward revision of forecasted future earnings affected your consideration of the recoverability of your deferred tax assets and the adequacy of your income tax valuation allowance as of June 30, 2016. Tell us the specific positive and negative evidence you deliberated upon and how such evidence weighed into your consideration. In this regard, please provide quantitative and qualitative disclosure, as applicable, for any material uncertainty about the recoverability of the carrying value of deferred tax assets. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Response to Comment #2
In response to Staff comment #2, the Company advises the Staff that we weighed both positive and negative evidence in the consideration of the recoverability of our deferred tax assets and the adequacy of our income tax valuation allowance as of June 30, 2016 given the downward revision of our forecasted earnings. Based upon our assessment as of June 30, 2016, the positive evidence outweighed the negative evidence, and accordingly, there was no material uncertainty regarding the ultimate recoverability of our deferred tax assets, and that an additional valuation allowance on our deferred tax assets was not needed.
The specific positive evidence affecting our consideration of the recoverability of our deferred tax assets included: (1) cumulative pre-tax income in the United States for the twelve quarters ended June 30, 2016, (2) a forecasted increase in cumulative pre-tax income for the preceding twelve quarters for the remainder of 2016, (3) remaining profitability from U.S. operations despite a decline in sales in 2016, (4) the utilization of U.S. deferred tax assets in 2015 and expected utilization in 2016, and (5) forecasted positive taxable income in the United States, despite the downward revision of our forecasted earnings, sufficient to utilize our remaining deferred tax assets.
Following the lower than expected results in the second quarter of 2016 and the downward revision of our forecasted results, we reexamined our forecasted utilization of deferred tax assets within their relative terms of expiration. It should be noted that a significant portion of our deferred tax assets in the U.S. are related to our federal and state net operating losses for which there was no valuation allowance as of June 30, 2016. The forecasted utilization of these federal and state net operating losses, after revision as of June 30, 2016, fell within ten years of their respective inception, which is well below their respective expiration periods, which in most cases is twenty years.
The specific negative evidence affecting our consideration of the recoverability of our deferred tax assets included: (1) The decline in our forecasted taxable income due to the downward revision of our forecasted sales and operating results, and the related factors which contributed to the downward revision as noted above, (2) consideration of the relative expiration dates of the U.S. net operating losses that are a significant portion of our deferred tax assets, and (3) the goodwill impairment recognized in the second quarter of 2016.
In summary, the decline in our forecasted taxable income for the second half of 2016 and beyond resulted in an extension of the expected timeline for utilizing our deferred tax assets related to our historical income tax net operating losses; however, we still expect to utilize these deferred tax assets within ten years from their respective inception as noted above.
In reviewing and weighing the positive and negative evidence above, with greater weight given to objectively verifiable evidence such as our cumulative pre-tax income as of June 30, 2016 and our recent history of utilizing deferred tax assets available to us, we concluded that there was no material uncertainty about the recoverability of the carrying value of our deferred tax assets as of June 30, 2016. As a result, we believe that it is more-likely-than-not that we will realize our U.S. deferred tax assets not currently subject to a valuation allowance, and no further valuation allowance was recorded against our U.S. deferred tax assets as of June 30, 2016.
Form 8-K filed August 2, 2016
Staff Comment #3 (Exhibit 99.1 Earnings Release)
We note that in your headline you omit the comparable GAAP measures for Adjusted diluted earnings per share and Adjusted EBITDA, which may be inconsistent with the updated Compliance and Disclosure Interpretation Q&A 102.10 issued on May 17, 2016. Please review this guidance when preparing your next earnings release.
Response to Comment #3
In response to Staff comment #3, we confirm that directly comparable GAAP measures will be given equal or greater prominence to non-GAAP measures in our future earnings releases beginning with our quarterly earnings release for the period ended September 30, 2016.

The Company appreciates the Staff’s comments. If you wish to discuss or have any questions regarding the information provided in this letter, do not hesitate to contact the undersigned at (925) 949-5125.
Sincerely,

/s/ JORGE AVALOS
Jorge Avalos
Chief Financial Officer (Principal Financial Officer)